SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b).

(Amendment No. 1)*

Rosetta Stone, Inc.

(Name of Issuer)

Common Stock, $.00005 par value per share

(Title of Class of Securities)

777780107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777780107	Page 2 of 8 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Capital Partners IV Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 5,099,618
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 5,099,618
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,099,618
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.5% (Based on 20,838,319 shares outstanding as filed on November 12, 2010 in the Issuer’s 10-Q for the period ended September 30, 2010 (File No. 001-34283))

12	TYPE OF REPORTING PERSON* OO (Trust)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip A. Clough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 5,099,618
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 5,099,618
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,099,618
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.5% (Based on 20,838,319 shares outstanding as filed on November 12, 2010 in the Issuer’s 10-Q for the period ended September 30, 2010 (File No. 001-34283))

12	TYPE OF REPORTING PERSON* IN (Individual)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Laura L. Witt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 5,099,618
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 5,099,618
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,099,618
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.5% (Based on 20,838,319 shares outstanding as filed on November 12, 2010 in the Issuer’s 10-Q for the period ended September 30, 2010 (File No. 001-34283))

12	TYPE OF REPORTING PERSON* IN (Individual)

Item 1	(a)	Name of Issuer:

The name of the issuer is Rosetta Stone, Inc., a Delaware corporation (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 1919 North Lynn St. 7th Fl Arlington, Virginia 22209

Item 2	(a)	Name of Person Filing:

This Schedule is being filed by ABS Capital Partners IV Trust(1) (the “Trust”); and Phillip A. Clough and Laura L. Witt (the “Managers”, and, collectively with the Trust, the “Reporting Persons”).

The Reporting Persons are filing this amendment to the Statement on Schedule 13G filed February 12, 2010 (the “Statement on Schedule 13G”). The Reporting Persons have entered into a Joint Filing Agreement filed with the Securities and Exchange Commission as an exhibit to this Statement on Schedule 13G that authorizes each other Reporting Person to file on its behalf any and all amendments to such Statement on Schedule 13G.

(1)

On September 24, 2010, all remaining portfolio investments of ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV-Offshore, L.P., ABS Capital Partners IV-Special Offshore, L.P. and ABS Partners IV, L.L.C. were transferred to ABS Capital Partners IV Trust, a liquidating trust. As of December 31, 2010, ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV-Offshore, L.P. and ABS Capital Partners IV-Special Offshore, L.P. had been dissolved. ABS Partners IV, L.L.C. was dissolved in January 2011.

Item 2	(b)	Address of Principal Business Office:

The principal business address of the Reporting Persons is c/o ABS Capital Partners, 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

Item 2	(c)	Citizenship:

ABS Capital Partners IV Trust is organized in Delaware. The Managers are citizens of the United States.

Item 2	(d)	Title of Class of Securities:

This Schedule 13G relates to the Common Stock, par value $0.00005 per share (the “Common Stock”).

Item 2	(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 777780107.

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4	Ownership.

The Managers disclaim beneficial ownership of the shares owned by the Trust except to the extent of their pecuniary interests.

	(a)	Amount beneficially owned:

ABS Capital Partners IV Trust: 5,099,618

The Managers: 5,099,618

	(b)	Percent of class (Based on 20,838,319 shares outstanding as filed on November 12, 2010 in the Issuer’s 10-Q for the period ended September 30, 2010 (File No. 001-34283)):

ABS Capital Partners IV Trust: 24.5% The Managers: 24.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote:

ABS Capital Partners IV Trust: 5,099,618 The Managers: 5,099,618

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of:

ABS Capital Partners IV Trust: 5,099,618 The Managers: 5,099,618

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

ABS Capital Partners IV Trust

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact

Phillip A. Clough

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact

Laura L. Witt

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact